Filed by Euronav NV
Commission File No. 001-36810
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Gener8 Maritime, Inc.
Commission File No. 001-34228

GENER8 MARITIME SHAREHOLDERS APPROVE MERGER

ANTWERP, Belgium, and New York, New York, 11 June 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") and Gener8 Maritime, Inc. (NYSE: GNRT) ("Gener8") are pleased to announce that Gener8's shareholders have approved today the merger between the two companies by which, upon the closing of the merger, Gener8 will become a wholly-owned subsidiary of Euronav (the merger to form the "Combined Entity").  Holders of 81% of the outstanding shares of Gener8 cast their vote, of which 98% approved the merger.

Through the Merger and its related transactions, Euronav will have an operating fleet of 74 crude tankers and two FSO vessels. The fleet consisting of 43 VLCCs, 27 Suezmax, 2 ULCCs and 2 LR1s will have an aggregate carrying capacity of 19.4 million deadweight tons.

KEY TRANSACTION TERMS

•	0.7272 Euronav shares for each share of Gener8 (the "Exchange Ratio") which will result in the issuance of approximately 60.9 million new Euronav shares to Gener8 shareholders.
•	The Exchange Ratio was calculated on the basis of several factors, including a relative net asset value (NAV) methodology analysis.
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The merger will result in Euronav shareholders owning approximately 72% of the issued share capital of the Combined Entity and Gener8 shareholders owning approximately 28% (based on the fully diluted share capital of Euronav and the fully diluted share capital of Gener8).

•	Euronav as the Combined Entity will remain listed on NYSE and Euronext under the symbol "EURN."

The transaction is not subject to any further regulatory approvals and is expected to close on June 12, 2018.

BOARD OF DIRECTORS

Members of Euronav board of directors and executive management will continue to serve in such positions. In connection with the Merger, Mr. Steven Smith, a former Gener8 director, was nominated and elected to serve as an independent director of Euronav at its General Meeting of Shareholders held on May 9, 2018. Effective upon the closing of the merger, Mr. Smith will join Euronav's board of directors to serve for a three year term as an independent director.

ADVISORS

Seward & Kissel LLP is serving as legal counsel to Euronav in connection with the merger, Shearman & Sterling LLP is serving as legal counsel to the transaction advisory committee of Gener8 and Kramer Levin Naftalis & Frankel LLP is serving as legal counsel to Gener8. RMK Maritime is serving as financial advisor to Euronav's Board of directors and UBS Securities LLC is serving as financial advisor to Gener8. For Belgian law matters, Euronav was advised by Argo Law.

Additional Information and Where to Find It

In connection with the proposed transaction between Euronav and Gener8, Euronav and Gener8 have filed and intend to file relevant materials with the SEC, including the Euronav registration statement on Form F-4, which the SEC declared effective on May 10, 2018, and which includes a proxy statement of Gener8 and that also constitutes a prospectus of Euronav. Gener8 filed the definitive proxy statement/prospectus with the SEC on May 10, 2018. The proxy statement/prospectus was first mailed or otherwise delivered, along with the attached proxy card, to holders of Gener8 common shares on or about May 10, 2018. INVESTORS AND SECURITY HOLDERS OF EURONAV AND GENER8 ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EURONAV, GENER8 AND THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Euronav and Gener8 through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Euronav are available free of charge on Euronav's internet website at www.euronav.com. Copies of the documents filed with the SEC by Gener8 are available free of charge on Gener8's internet website at www.gener8maritime.com.

 No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release may contain forward-looking statements, including, for example, but not limited to, statements about management expectations, strategic objectives, strategic opportunities, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the Merger, and other similar matters. Forward-looking statements are not statements of historical facts and represent only Euronav's or Gener8's beliefs regarding future events, which are inherently uncertain. Forward-looking statements are typically identified by words such as "anticipates," "believes," "budgets," "could," "estimates," "expects," "forecasts," "foresees," "goal," "intends," "likely," "may"" "might," "plans," "projects," "schedule," "should," "target," "will," or "would" and similar expressions , although not all forward-looking information contains these identifying words. By their very nature, forward-looking statements require, Euronav and Gener8 to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that Euronav's or Gener8's predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that Euronav's or Gener8's assumptions may not be correct and that Euronav's or Gener8's objectives, strategic goals and priorities will not be achieved. Euronav and Gener8 caution readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the  Merger does not close when expected or at all because conditions to the closing are not satisfied on a timely basis or that the anticipated benefits of the Merger are not realized as a result of such things as the weakness of the economy and competitive factors in the seaborne transportation area in which Euronav and Gener8 do business; potential litigation arising from the Merger Agreement and/or the Merger; the Merger's effect on the relationships of Euronav or Gener8 with their respective customers and suppliers, whether or not the Merger is completed; Euronav's shareholders' and Gener8's shareholders' reduction in their percentage ownership and voting power; the challenges presented by the integration of Euronav and Gener8; the uncertainty of third-party approvals; the significant transaction and merger-related integration costs, and other factors listed from time to time in Euronav and Gener8's filings with the SEC, including, without limitation, Euronav's Form 20-F for the fiscal year ended December 31, 2017 and its subsequent reports on Form 6-K and Gener8's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its subsequent reports on Form 10-Q and Form 8-K. When relying on Euronav's or Gener8's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by applicable law or regulation, Euronav and Gener8 do not undertake to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Euronav NV	Gener8 Maritime, Inc.
Mr. Brian Gallagher – Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com	Mr. Leonidas J. Vrondissis – Chief Financial Officer Tel: +1 212 763 5600 Email: ir@gener8maritime.com

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Announcement of Euronav second quarter results 2018: Thursday, 9 August 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 52 double hulled vessels being 1 V-Plus vessel, 28 VLCCs, 19 Suezmaxes, two Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

About Gener8
As of June 10, 2018, Gener8 Maritime has a fleet of 29 wholly-owned vessels comprised of 21 VLCCs, 6 Suezmaxes and two Panamax tankers.  Gener8 Maritime's fleet has a total carrying capacity of approximately 7.4 million deadweight tons ("DWT") and an average age of approximately 4 years on a DWT basis. Gener8 Maritime is incorporated under the laws of the Marshall Islands and headquartered in New York.